Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Yadkin Financial Corporation

(SEC Registration Statement No. 333-213776)

Cautionary Statement Regarding Forward-Looking Information

This filing contains forward-looking statements which may contain F.N.B. Corporation’s expectations or predictions of future financial or business performance or conditions. This filing may also contain certain forward-looking statements, including certain plans, goals, projections and statements about the proposed merger between F.N.B. Corporation (“F.N.B.”) and Yadkin Financial Corporation (“Yadkin”), plans relative to the proposed merger, objectives, expectations and intentions regarding the proposed merger, the expected timing of the completion of the proposed merger, and other statements that are not historical facts. Forward-looking statements, that do not describe historical or current facts, typically are identified by words such as, “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. The forward-looking statements are intended to be subject to the safe harbor provided under Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Act of 1995.

In addition to factors previously disclosed in F.N.B.’s reports filed with the Securities and Exchange Commission (SEC), the following risk factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: failure to obtain all regulatory approvals and meet other closing conditions to the proposed merger between F.N.B. and Yadkin on the expected terms and time schedule; delay in closing the proposed merger; potential risks and challenges attendant to the successful conversions of core data systems; difficulties and delays in integrating the F.N.B. and Yadkin businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; changes in general economic, political or industry conditions; uncertainty in U.S. fiscal policy and monetary policy, including interest rate policies of the Federal Reserve Board (FRB); the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of F.N.B. products and services; potential difficulties encountered by F.N.B. in expanding into a new and remote geographic market; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; the impact, extent and timing of technological changes, capital management activities, competitive pressures on product pricing and services; ability to keep pace with technological changes, including changes regarding maintaining cybersecurity; success, impact and timing of F.N.B.‘s business strategies, including market acceptance of any new products or services; and implementing F.N.B.‘s banking philosophy and strategies. Additional risks include the nature, extent, timing and results of governmental and regulatory actions, examinations, reviews, reforms, regulations and interpretations, including those related to the Dodd-Frank Wall Street Reform Act and Consumer Protection Act and Basel III regulatory or capital reforms (including DFAST stress-testing protocols), as well as those involving the Office of the Comptroller of the Currency (OCC), FRB, Federal Deposit Insurance Corporation (FDIC), and Consumer Financial Protection Board (CFPB), and the regulatory approval process associated with the proposed merger; the possibility that the anticipated benefits of the proposed merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where F.N.B. does business; the possibility that the proposed merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed merger; and other factors that may affect future results of F.N.B. There is no assurance that any of the risks, uncertainties or risk factors identified herein is complete and actual results or events may differ materially from those expressed or implied in the forward-looking statements contained in this document/communication/information.

Additional factors that could cause results to differ materially from those described above can be found in F.N.B.‘s Annual Report on Form 10-K for the year ended December 31, 2015, and in its subsequent Quarterly Reports on Form 10-Q, including quarters ended March 31, June 30 and September 30, 2016, each of which is on file with the SEC and available in the “Investor Relations & Shareholder Services” section of F.N.B.‘s website, http://www.fnbcorporation.com, under the heading “Reports and Filings” and in other documents F.N.B. files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. F.N.B. does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Additional Information About the Merger and Where to Find It

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the proposed merger, F.N.B. Corporation has filed with the SEC a Registration Statement on Form S-4 (File No. 333-213776) and other relevant documents concerning the proposed merger.

SHAREHOLDERS OF F.N.B. CORPORATION AND YADKIN FINANCIAL CORPORATION ARE URGED TO READ THE REGISTRATION STATEMENT REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Registration Statement and other relevant materials, and any other documents F.N.B. and Yadkin have filed with the SEC, may be obtained free of charge at the SEC’s internet site, http://www.sec.gov. Copies of the documents F.N.B. has filed with the SEC may be obtained, free of charge, by contacting James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and copies of the documents Yadkin has filed with the SEC may be obtained free of charge at Yadkin’s website at www.yadkinbank.com.

F.N.B. Corporation

Fourth Quarter 2016 Results Conference Call

January 19, 2017 at 10:30 a.m. Eastern
CORPORATE PARTICIPANTS Vince Delie, President and Chief Executive Officer Vince Calabrese, Chief Financial Officer Gary Guerrieri, Chief Credit Officer Matthew Lazzaro, Investor Relations

PRESENTATION

Operator

Welcome to the F.N.B. Corporation Fourth Quarter 2016 Results Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then 1 on your touchtone phone. To withdraw your question, please press star, then 2. Please note this event is being recorded.

I would now like to turn the conference over to Matthew Lazzaro, Investor Relations. Mr. Lazzaro, please go ahead.

Matthew Lazzaro

Thank you. Good morning, everyone, and welcome to our earnings call. This conference call of F.N.B. Corporation and the reports it files with the Securities and Exchange Commission often contain forward-looking statements and non-GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Reconciliations of non-GAAP operating measures to the most directly comparable GAAP financial measures are included in our presentation materials and in our earnings release under the caption “Non-GAAP Financial Measures and Key Performance Indicators.” Please refer to these non-GAAP and forward-looking statement disclosures contained in our earnings release, related presentation materials, and in our reports and registration statements filed with the Securities and Exchange Commission and available on our corporate website. A replay of this call will be available until January 26, and a transcript and the webcast link will be posted to the “About Us — Investor Relations & Shareholder Services” section of our corporate website.

I will now turn the call over to Vince Delie, President and Chief Executive Officer.

Vince Delie

Welcome to our conference call to discuss F.N.B.’s results for the fourth quarter and the full year of 2016. Joining me today are Vince Calabrese, our Chief Financial Officer, and Gary Guerrieri, our Chief Credit Officer. We are very pleased to share the operating results of another excellent quarter for F.N.B.. Our fourth quarter EPS was 24 cents per share, reflecting 10 percent EPS growth compared to the year-ago quarter. We continued our streak of 30 consecutive quarters of organic loan growth and experienced increased annualized contributions from our fee-based businesses, notably capital markets, mortgage banking, wealth management, and insurance. These ongoing trends led to an outstanding year, where full-year EPS grew to 90 cents, and the efficiency ratio improved to 55.4 percent. On a full-year basis, total operating revenue increased $150 million, or 23 percent, as we generated another year of positive operating leverage with revenue growth outpacing expense growth.

Looking at the income statement on a full-year basis, non-interest income totaled $202 million, representing a 24 percent increase from the prior year. As discussed on prior calls, our strategic decision to expand the capabilities of our capital markets group and the scope of our mortgage banking business has translated into strong organic growth in these business units. 2016 mortgage banking revenues increased 40 percent, resulting from more-than-doubled production volume which was largely comprised of purchase money mortgages. Capital markets revenue, which includes syndications, international banking, and derivatives, ended the year nearly double that of 2015, reflecting an increase in fee-based product sales to our existing

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January 19, 2017 at 10:30 a.m. Eastern

customers and prospects. Full-year wealth management revenues totaled $35 million, as these businesses saw benefit from new relationships in the markets of Pittsburgh, Baltimore, Cleveland, and Harrisburg. Our fee-based areas continue to be a focus for F.N.B., in order to deepen customer relationships by providing high-value fee income services while adhering to our ultimate purpose of helping clients reach their financial goals. Further expansion in these businesses will continue to diversify our revenue mix. Non-interest income made up 25 percent of total revenue in 2016 and will be an area of strategic focus moving forward. New markets provide us with significant fee-based opportunities as we execute our acquisition strategy.

Looking at the balance sheet on a full-year basis, excluding acquisitions, average total organic loan growth was $929 million, or 8 percent, with equal contributions from the commercial and consumer segments. Commercial loans grew 7 percent, and commercial pipelines at year end remained at healthy levels, with about two-thirds of the total commercial pipeline concentrated in the Pittsburgh, Baltimore, and Cleveland markets. On an organic basis, total deposits grew 7 percent, in line with our guidance. This was led by growth in non-interest bearing deposits, as we continue to focus on further improving our deposit mix. We were able to post these strong results while continuing to invest in the future.

2016 saw the implementation of a number of significant technologies as part of our clicks-to-bricks strategy. We introduced digital kiosks in all of our branches and became one of the first banks to provide debit card controls in our mobile banking app. Most recently, we rolled out Touch ID, which allows customers to log into the F.N.B. Direct App on their mobile device with their fingerprint. Building on this platform, we will deploy additional upgrades in February. We are focused on integrating our physical branches and digital banking to provide our customers with the best possible experiences.

I’d now like to provide an update for the pending Yadkin acquisition. In early December, we received approval from both Yadkin and F.N.B. shareholders. As I mentioned previously, we have secured the local leadership in the North Carolina markets and have internally announced our organizational structure. In mid-December, we announced the hiring of several experienced commercial and real estate banking professionals to lead our middle-market teams in North and South Carolina. We are excited to have these talented individuals onboard. The team is ready to compete, and we look forward to putting our expanded product set and capabilities in their hands. The incoming employees have been engaged in product and process training and will be prepared to have employee scorecards ready for day one. We expect the merger to take place during the first quarter, and I fully expect we will achieve our financial targets and add value for our shareholders. Additionally, merger-related expenses and the credit mark continue to track in line with our original expectations.

I want to thank all of our employees for another excellent year. One major highlight was the acquisition and successful conversion of Metro Bank, which significantly expanded our banking footprint in the Central Pennsylvania region. A key component to executing our acquisition strategy is our demonstrated ability to generate positive operating leverage and achieve modeled cost saving targets. If we look back at the Metro transaction, we achieved our modeled 40 percent cost save target, as evidenced in the consistent improvement in our efficiency ratio. We also enhanced our presence in the Pittsburgh MSA with the acquisition of 17 branches, introduced new technology solutions, and continued to invest in our people and processes, all while maintaining our focus on driving earnings growth. Looking ahead to Yadkin, we have a clear path to achieve the targeted cost savings of 25 percent, and with our broad product set and proforma assets of nearly $30 billion, F.N.B. is well positioned for success.

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In summary, I am very pleased with what we accomplished this year both financially and strategically, and I’m incredibly proud of our employees. Our continued growth would not be possible without their tireless efforts. F.N.B. has delivered another year of revenue growth and EPS expansion in a challenging operating environment. We look forward to another good year in ’17 and the successful integration of the Yadkin acquisition.

With that, I will turn the call over to Gary so he can share asset quality results.

Gary Guerrieri

Thank you, Vince, and good morning, everyone. We ended the fourth quarter with our loan portfolio favorably positioned, allowing us to close out another successful year. Our fourth quarter credit quality results on a GAAP basis were positive, with total delinquency remaining essentially flat at 1.34 percent, NPLs and OREO down to a low for the year at 79 basis points, and net charge-offs of 31 basis points annualized for the quarter and 28 basis points year to date. In total, we are pleased with our results for 2016, which has been marked by a favorably positioned loan portfolio and the successful integration of our largest acquisition to date.

Let’s now review some of our quarterly results, after which I will then cover some of the highlights of our 2016 full-year performance and accomplishments and finally, provide an update on the Yadkin integration process.

Looking first at our originated portfolio, the level of delinquency at the end of December increased nominally by 4 basis points over the prior quarter, to end the year at a solid 1.04 percent. NPLs and OREO improved by 17 basis points on a linked-quarter basis at 91 basis points, with a reduction across both the non-performing loan and OREO categories. Net charge-offs for the fourth quarter were slightly elevated compared to historic results at $11.8 million, or 38 basis points annualized, which reflects the final resolution and exit of a non-performing credit that we provided for and discussed earlier in the year. The originated provision totaled $12.1 million, which covered charge-off activity in the quarter and organic loan growth, reflecting an ending originated reserve position that was down slightly from the prior quarter at 1.2 percent.

Turning next to our acquired book of business, this $2.3 billion portfolio performed well during the fourth quarter and is positioned favorably as we prepare for the upcoming Yadkin acquisition. Contractual delinquency on a linked-quarter basis was down nearly $7 million, totaling $68 million at quarter end. The reserve on the acquired portfolio was up slightly, ending December at $7.3 million. Inclusive of the credit mark, the total loan portfolio remained well covered at 1.71 percent at the end of the quarter.

Now, to touch briefly on our full-year performance, we are pleased with our 2016 credit quality results for the originated and acquired portfolios, which both remain at satisfactory levels at year end. The successful integration of the Metro book during the first quarter of 2016, which as I mentioned earlier was our largest acquisition to date, initially resulted in some elevated credit metrics, as we expected. We are very pleased with the progress we’ve made in removing the majority of these sub-performing assets from the balance sheet in a very short period of time. The credit metrics across the originated portfolio did show some slight increases year over year, which was largely due to industry softness that some of our commodities-based borrowers faced during the year.

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January 19, 2017 at 10:30 a.m. Eastern

Next, I’d like to provide an update on Yadkin and the progress we continue to make as we prepare for the merger. You’ll recall that our credit and risk teams closely track the credit quality performance of the acquired loan portfolio leading up to conversion as part of our robust credit integration process. To date, Yadkin’s credit quality has remained stable since our initial due diligence review, and our closing credit mark level continues to be in line with our expectations.

In closing, 2016 marks another successful year, as evidenced by our satisfactory credit portfolio results and the favorable position of our loan book as we enter 2017. In the year ahead and with the opportunities that Yadkin presents, our team of experienced bankers will continue to manage the growing loan book according to our core credit philosophies of consistently and prudently underwriting credit, remaining attentive and focused on managing risk, and proactively working out underperforming loans. We are excited to bring Yadkin onboard, and we look forward to managing the combined companies in 2017 and beyond.

I will now turn the call over to Vince Calabrese, our Chief Financial Officer, for his remarks.

Vincent Calabrese

Thanks, Gary, and good morning, everyone. Today I will discuss the fourth quarter and full year’s operating performance and provide guidance for 2017, including the impact of the pending Yadkin acquisition. Looking at the balance sheet for the fourth quarter, loan growth momentum continued, with average loans growing 4.9 percent annualized, led by 10.3 percent annualized growth in consumer loans. The growth in the consumer portfolio was due to footprint-wide positive contributions across our residential and indirect portfolios. Average commercial growth totaled $26 million, or 1.2 percent annualized. The average originated commercial growth was largely offset by prepayment activity in the acquired portfolio and a number of planned real estate take-outs. We remain excited about the potential for new opportunities in Yadkin’s high-growth North Carolina markets, notably the markets of Raleigh, Charlotte, and the Piedmont Triad.

Average total deposits increased $296 million, or 8 percent annualized, with growth in non-interest bearing deposits of $103 million, or 10 percent annualized. Average transaction deposits increased $324 million, or 10 percent annualized, mainly due to seasonally higher balances in business demand and premium sweep accounts. This growth in low-cost deposits further strengthened our funding mix, as 84 percent of total deposits were transaction-based at the end of the fourth quarter. From a total funding perspective, our relationship of loans to deposits was 93 percent at the end of December.

Turning to the income statement, net interest income grew $1.8 million, or 1.1 percent, due to the quarter’s growth in earning assets and our ability to fund that growth with lower cost deposits.

Our net interest margin equaled 3.35 [percent] on a reported basis and 3.32 [percent] on a core basis, as we experienced a similar level of non-core accretable yield benefit compared to the prior quarter. Overall, we are pleased with the full-year core net interest margin of 3.34 [percent], given the extended low interest rate environment experienced throughout 2016.

Let’s look now at non-interest income and expense. 2016 saw greater contributions from our mortgage banking business unit as our expanded operations led to a 40 percent increase in revenue. Our insurance group was another example of where our strategic investments are producing meaningful returns. In 2015, we restructured our insurance team and added revenue producers and key leadership personnel. 2016’s full-year growth of 13 percent reflects a full year-benefit of these initiatives.

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January 19, 2017 at 10:30 a.m. Eastern

As Vince discussed earlier, investments made to enhance the derivatives, syndications, and international banking platforms generated full-year capital markets revenue growth of 48 percent. Non-interest expense, excluding merger costs, increased $84 million, or 22 percent, due mostly to our larger organization and the reinvestment of a portion of acquisition-related cost savings in technology, risk management, and infrastructure that will serve us well in the future. Looking back over the last five years, a proof point of our acquisition strategy is the consistent improvement in our efficiency ratio, which is 55.4 percent in 2016 compared to over 60 percent in 2011. We were able to grow revenue organically, gain scale through acquisitions, and maintain a disciplined expense management approach, while continuing to reinvest in the organization to support future growth. Regarding income taxes, our overall effective tax rate for the quarter was 30.5 percent, in line with previous guidance.

Now, let’s look at our guidance for 2017, beginning with organic growth assumptions, which includes the impact of the Yadkin acquisition. We are expecting to achieve proforma year-over-year organic total loan growth in the high single digits and organic total deposit growth in the mid-to-high single digits.

Given the size of Yadkin, it is helpful to remind you of a few key balance sheet items, using their 9/30/16 balance sheet. Total loans were $5.3 billion, total assets were $7.4 billion, and total deposits were $5.3 billion.

Switching to the income statement, the following figures are compared to the full year of 2016, excluding merger expenses. We expect full-year reported net interest income to increase $270 [million] to $290 million year over year, with total average earning assets expected to increase approximately $8 billion. Note that this is based on economists’ consensus estimate at the time of our planning process, for two rate increases in 2017.

We expect non-interest income to increase in the $60 [million] to $70 million range, year over year. As we continue to grow our fee-based businesses, over time we expect to increase non-interest income as a percentage of total revenue as we grow and further deepen customer relationships. We expect non-interest expense, excluding merger charges, to increase by $150 [million] to $160 million, from our $471 million 2016 core expense base. As Vince mentioned, we have a clear path to the 25 percent Yadkin target and expect Yadkin to add approximately $30 million per quarter, excluding amortization of intangibles, to our expense base beginning in the second half of the year.

Provision expense is expected to be between $72 [million] and $82 million for the full year, with relatively higher levels in the second half, commensurate with our planned high single digit loan growth. We expect to maintain our consistent underwriting standards and expect originated net-charge-offs to average loans to be in a more normalized 30 basis point range.

The overall effective tax rate for 2017 is expected to be in the 31-to-32 percent range.

Shares outstanding are expected to end the year at approximately 325 million shares, reflecting the shares issued for the Yadkin merger expected during the first quarter of 2017.

In summary, 2016 was another strong year of financial performance for F.N.B. as we continued to pursue the strategy of building our franchise through organic growth and acquisitions that create additional scale and long-term shareholder value. The ability to execute this strategy is

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dependent on the quality of the people throughout our organization, and I am very proud of what our team accomplished in 2016 in the face of another challenging year for the banking industry as a whole.

Looking ahead to 2017, successful execution of the Yadkin acquisition and continued benefits from our organic growth strategy should drive further improvement in the efficiency ratio, increase deposits per branch, grow earnings per share, maintain our top quartile return on tangible common equity, and result in a long-term return on assets north of 1 percent. We feel very good about how the company is positioned to deliver sustained value for our customers, shareholders, and employees.

Now I would like to turn the call over to the Operator for your questions.

QUESTIONS AND ANSWERS

Operator

Yes. Thank you. We will now begin the question-and-answer session. To ask a question, please press star, then 1, on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then 2. At this time, we’ll pause momentarily to assemble the roster.

And the first question comes from Bob Ramsey with FBR.

Bob Ramsey

Hey, good morning, guys. Just a couple quick questions first. From a modeling point of view, is it fair to model Yadkin at the end of the first quarter, or do you have any better sense of when in the first quarter the deal may close?

Vince Calabrese

First quarter. We’re working towards closing it in the first quarter. I can’t give you an exact date.

Bob Ramsey

Okay, fair enough. And then I know you provided expense guidance and said Yadkin adds $30 million excluding the tangible amortization. The expense guidance does include that intangible amortization, though, just to be clear. Is that right?

Vince Calabrese

Yes.

Bob Ramsey

Okay.

Vince Calabrese

Yeah, $30 [million] was a cash expense, Bob, but our all-in guidance is inclusive of everything.

Bob Ramsey

Perfect. Thinking about net interest margin and the trajectory over the year, I know you said the guidance includes a couple rate hikes. Is it fair that for each 25-basis point move, you guys get maybe one to two basis points of NIM benefit? Is that the right way to think about the relationship?

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January 19, 2017 at 10:30 a.m. Eastern

Vince Calabrese

Yeah, I would say just a few things on that topic. Our margin — we feel very good about how the margin’s held up throughout the year. If you look back at the fourth to first quarter ’15 to ’16, we picked up three basis points there, and there were some other dynamics going on. The core margin for this quarter was a little better than what we had guided to, a combination of higher reinvestment rates as well as some higher accretion, given the run-off in the acquired portfolio that we talked about. So the margin’s held up very well. I would think that as we sit here, the fourth quarter core margin would probably be a bottom and that we would have some modest movement up from there. And your numbers — it’s probably two to three basis points for the Fed move. The December Fed move we just had is probably worth about two to three basis points in margin in the first quarter, and that’s all baked into our guidance.

Bob Ramsey

Got it. And remind me, what is the Yadkin — it may not be in the first quarter — when the Yadkin comes onboard, what is the impact of the acquisition to the margin?

Vince Calabrese

Well, when we modeled it —

Bob Ramsey

And are their margins wider than —

Vince Calabrese

Yeah, they’re a little bit wider. When we modeled it, when we were doing due diligence, it was going to add about four basis points, and that’s going to ultimately be a function of when we do all the purchase accounting and get it booked and moved forward, but that just gives you a reference point.

Bob Ramsey

Okay. Got it. And then last question, and I’ll hop out, but in terms of commercial loan growth, it obviously isn’t running below the consumer piece. I’m just curious what shift, if any, you guys have picked up in conversations with clients post-election, I guess particularly commercial clients, so whether there’s any change in sentiment or willingness-to-borrow outlook, et cetera.

Vince Delie

Well, that’s a good question, Bob. I’ll take that one. We’ve studied this pretty thoroughly. You know, the remarkable thing is the fourth quarter of this year for F.N.B. was really one of our highest levels in terms of new production for the company, so there’s a lot of noise going on with the acquired book. There were exits that were planned that Gary was able to execute upon that really impacted the average balance in the fourth quarter, so when you look at it, if you were to make adjustments for what moved out in the acquired book, we would have had a growth rate of about 3 percent quarter on quarter. So it would have been more consistent with what we had delivered in the past. So from an opportunity perspective or focusing solely on new originations and fundings, we actually had a pretty good quarter, but because of the settling of the portfolio and the movement of assets out that essentially were largely planned, it really reduced the outright growth.

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January 19, 2017 at 10:30 a.m. Eastern

Vince Calabrese

And the 3 [percent] is unannualized.

Vince Delie

Yes, the 3 [percent] is unannualized. It would have been 12 percent annualized.

Gary Guerrieri

We also had a few CRE exits — take-outs to the permanent market, which were expected as well, Bob, so you had some of that in there also.

Vince Delie

So there was a lot of activity in the fourth quarter. Now, setting that aside, I think that has more to do with our positioning in the markets that we’re in. Having a few years under our belt in Cleveland and Baltimore, we’re seeing some good opportunities there. I would say in looking at the election, the other item that we studied was utilization on facilities. We saw a decline in borrowings on revolving facilities in the fourth quarter of about 1 percent, which was a little shocking, because we thought the opposite would occur, but I think that there’s a great deal of optimism within the customer base, at least the customers that I’ve had conversations with, principally because of the change in the tax rates and optimism about less regulation. There seems to be a lot of talk about potential expansion, larger capex. There are at least conversations occurring about larger capex opportunities within our customer base, which didn’t happen before, so I think we’re riding on that optimism, and I’m hoping that that turns into fundings as we move forward.

Bob Ramsey

All right.

Vince Delie

That’s pretty much what we’re hearing. That’s the loan growth story in total.

Bob Ramsey

Well, that’s good to hear. Thank you very much for the color.

Vince Delie

Thank you.

Operator

Thank you. And the next question comes from Jason Oetting with J.P. Morgan.

Jason Oetting

Hey, good morning, everybody.

Multiple Speakers

Good morning, Jason.

Jason Oetting

I’ll start with mortgage banking. I think in the prepared commentary, you said it was largely comprised of purchase money. I was just wondering if you had the split in the quarter and maybe how that compared to historical splits.

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January 19, 2017 at 10:30 a.m. Eastern

Vince Delie

Yeah, we’re running at about 77 to 78 percent purchase money in this current quarter. It’s ranged anywhere from, I’d say, the high 60s to 80 percent.

Jason Oetting

Okay.

Vince Delie

So we tend to run higher on the purchase money side than the refinance side.

Jason Oetting

Okay. Yeah, because my follow-up question was going to be thinking out to 2017 and excluding Yadkin, how are you directionally thinking about that business in the face of a better — a great outlook?

Vince Delie

Yeah, I think, actually, we’re still somewhat optimistic about our business, because, as I said, it’s mainly purchase money, and we’re seeing some improvement in the housing market here locally and in Cleveland, so, while Baltimore was a little more frothy than those markets, we’re starting to see more opportunities on the purchase money side, and I think we’re very well positioned going into this year. So despite the fact that there will be rising rates, we’re pretty optimistic about how we’re positioned, and we’re expecting to perform very well, and our pipeline would lead us to believe that what I’m telling you is going to continue, at least through the first quarter.

Vince Calabrese

Yeah, and if you looked at the — we pulled the MBA statistics this morning, just to see what the most current was, so while refinance is projected to be down 48 percent, purchase is actually projected to be up 16 [percent].

Vince Delie

Yeah.

Vince Calabrese

So that works well with our business model.

Vince Delie

And, really, our model’s geared towards hiring the right mortgage loan originators. We’re not really focusing on bringing people over that have lived off of refinance activity. We’re bringing people in that are well connected with real estate agents and others that provide referrals, so that really has been the focus from day one, and our team has done a great job executing that plan.

Jason Oetting

Okay. Very good. You guys provided some long-term targets in the slide deck here, I was just curious, what timeframe are you thinking? Is this a two- to three-year outlook, or what exactly is long term?

Vince Calabrese

It’s really designed to be over the cycle, and some of the items are more aspirational as far as where we want to get to. It’s on a long term, three to five years, but some of it is longer than

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January 19, 2017 at 10:30 a.m. Eastern

that, because to use the charge-offs, for instance, that’s over the cycle. When we look back through the last downturn, we peaked at 50 basis points, 44 at the bank, with our consumer finance getting us to about 50, so that’s meant to be really over the cycle. Some of the other goals would be over, I don’t know, three to five years would be probably a reasonable timeframe to use.

Vince Delie

Yeah, we were reacting to some of the questions that we had seen over several quarters. People had asked us about the efficiency ratio, what our plans are — branch rationalization — so we thought we would throw some metrics out there. I wouldn’t say that there’s a hard-and-fast time horizon —

Vince Calabrese

No, there’s not, right.

Vince Delie

— but we wanted to give you some insight directionally as to what we’re strategically driving towards.

Vince Calabrese

Yeah, and fee income is a good example of that. The acquisitions we’ve done, the banks we’ve bought really haven’t had much in the way of the fee income, so we build that, and then the acquisitions bring us back, and then we rebuild it, and I think the goal would be on a run rate basis to get that number to be closer to 30 and above from the 25 that it’s at now.

Jason Oetting

Right. That’s actually specifically what I was looking at. You guys have been building up mortgage banking, insurance, capital markets, are you seeing the desire for one of those to really be leading the pack, or is it more broad-based to get over 30 percent?

Vince Calabrese

Well, I would say it’s a few things. We’ve talked a lot about investments we’ve made in several businesses. The capital markets category, which includes derivatives, syndications, and international banking, Vince mentioned earlier, it’s up 48 percent, and that’s a $5.2 million increase from full-year ’15 to full-year ’16. That’s an area where the international and the syndications are relatively new, so those are now each contributing a million dollars and with nice growth rates. So I think there’s a lot of growth still there, particularly once we bring in Yadkin, the mortgage banking piece, we think there will continue to be, as we roll that out to the bigger footprint, there’s opportunity there, similarly with insurance. So I think with the investments we’ve made and the people we’ve brought in to help lead these operations and the sales folks that we’ve brought in to add to the team all contribute to just keep moving that number higher.

Vince Delie

Yeah, and after Yadkin, when you look at it, we’re going to be in Cleveland, Pittsburgh, Baltimore, Charlotte, D.C., Bethesda — we have an operation in Bethesda that calls into D.C. — Winston-Salem, Raleigh. We’re going to have significant opportunities in these markets, and in five of these markets, we’re going to have a top ten deposit share, so what that translates into over time is an incredible opportunity for us to lead syndications, to structure derivative transactions, to pursue international banking opportunities, and that’s what we’ve been positioning ourselves for, so now with a $30 billion balance sheet and being well positioned in these markets, we’re going to start to really drive fee income in those categories, in those high- value fee income categories.

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

Jason Oetting

Okay, great. Thank you.

Operator

Thank you. And the next question comes from Casey Haire with Jeffries.

Casey Haire

Thanks. Good morning, guys.

Male Speaker

Good morning.

Casey Haire

I know it’s tough to predict the close date of Yadkin, but I was just curious, what is the forward guide — what is it baking in for a close date? Is it mid-quarter, or is it quarter end?

Vince Calabrese

It’s first quarter, so we’re working towards — you know where we are in the quarter — we’re working towards getting final approvals and closing it in the first quarter. I can’t really give you more specifics than that.

Vince Delie

Yeah, it’s consistent with what we had modeled initially.

Vince Calabrese

Yeah.

Casey Haire

Okay. All right. The reason I’m asking is because the fee guide, you know, up $60 [million], $70 [million], if I heard that correctly, that seems a little — you’re going to need to get some decent lifts, organically. You’re going to have to average around $70 million, assuming we have a flat-fee quarter in the first quarter here. It just seems like a healthy uptick in fees. Understanding that Yadkin is coming onboard and is going to contribute roughly $15 million or so a quarter, I’m just wondering what is the core driver underlying that fee guide organically?

Vince Delie

It’s a whole combination of things, Casey. When you really drill down into it, there’s significant opportunities across the board, so, remember, we’re going to have three quarters of Yadkin onboard, we’re going to have a fairly significant mortgage operation in the Yadkin acquisition that is integrated. We’re going to have a number of derivative opportunities that have already started to pop up. They don’t even offer derivatives. We have syndications opportunities that are starting to flow into the pipeline down there — we’re not even together — and I think that’s where it’s going to come from across the board.

Vince Calabrese

Plus you pick up a full year of Metro. Remember, Metro —

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

Vince Delie

Yeah, Metro is —

Vince Calabrese

— wasn’t in here until February this year, so —

Male Speaker

Yeah, so that —

Male Speaker

— that also —

Casey Haire

Right. Yeah, I — right.

Vince Delie

Just so you understand, when we modeled this and then gave our guidance, we included our assumptions in the Yadkin model in our overall guidance, so you’re seeing the full picture.

Casey Haire

Okay. All right. And just following up on the loan growth guide, C&I obviously facing some headwinds in the back half of the year, what is your presumption on the mix of the loan growth guide in ’17? Do we get a more favorable mix between consumer and commercial, given we have more shots on goal opportunities in the Carolinas with Yadkin onboard?

Vince Delie

Well, I think if we go back and look at historical growth rates, it’s been pretty balanced between the two, and if we drill down into production for the fourth quarter, it was pretty much 50/50. While the C&I book showed there was more pressure on it, because of declines in working capital facilities. That has little to do with originations, but I think it was 45 percent, 55 percent, the exact breakdown, of the new production that came on. So I would expect the mix to stay fairly consistent, probably 50/50, CRE versus C&I moving forward, and I would expect both the consumer and the wholesale bank to contribute equally in the plan.

Gary Guerrieri

As far as the split of the portfolio post-transaction, Casey, we’ll be 65/35 commercial to consumer. Today we’re 60/40, so that balance sheet is going to change a little bit with bringing that portfolio onboard to a little heavier weight there as well.

Vince Delie

Yeah, that’s true.

Casey Haire

Okay, understood, and just the last one for me, in terms of capital adequacy, the TCE ratio is near that 6 1⁄2 floor that you guys have talked about. How are you guys feeling about your capital adequacy today, and any thought to potentially doing something proactively to shore it up?

Vince Calabrese

No, I would say the investment thesis that we’ve managed to is still intact. We’re going to manage capital efficiently, with Basel III and DFAS and all the other considerations, just as we have in the past. So the same operating levels I’ve talked about in the past, we’re still

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

comfortable with those and comfortable with where we are post-Metro and Fifth Third and Yadkin. We’re within our ranges for all of the ratios, and Yadkin is expected to come even a little higher on a TCE basis, or higher than we are today, they were at September 30, so that actually is accretive to the TCE ratio. So we’re very comfortable with where we are today and where we’ll be post-Yadkin.

Casey Haire

Okay. Great. Thanks, guys.

Multiple Speakers

Thank you very much.

Operator

Thank you. And the next question comes from Michael Young with SunTrust.

Michael Young

Hey, good morning.

Male Speaker

Good morning.

Male Speaker

Mike, how are you?

Michael Young

I just wanted to start off with the NAI guidance. The 272.90 increase year over year, that’s on a core basis, excluding accretion. Is that right?

Vince Calabrese

It’s on a core basis. It includes what we would call normal accretion but doesn’t include if you have take-outs of specifically marked loans that create additional benefit — is what’s not in there, and that’s the piece that tends to be the lumpy piece.

Michael Young

Okay. So just normal scheduled accretion?

Vince Calabrese

Yeah.

Michael Young

Okay. And then maybe a big-picture question here. With the increase in long-term rates from 160 on the ten-year up to about 240 now, does that change your appetite at all for any loan categories? And I’m thinking specifically related to some of the indirect consumer areas.

Vince Delie

Well, I wouldn’t say that it changes our appetite. Obviously, we’re monitoring margin in these areas, particularly indirect, so we monitor credit quality and margin in that book of business, and as long as we can get adequate returns and the credit quality remains intact, we’ll continue to move in the direction we’re moving in. If we start to see changes in the returns on that portfolio, we’ll change direction, but it’s a small portfolio relative to the total, and our strategy has always been to grow in a variety of areas so we’re not dependent on one particular asset class to drive growth for the company or one particular geography, as you can see from our acquisition strategy. So we’re more focused on balance.

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

Gary Guerrieri

The average life in that portfolio as well, Michael, is relatively short at about 27, 28 months, so it turns very quickly.

Michael Young

Okay. Great. And on the expense side, I think you guys have spent a good bit of money in the past on upping your technology as you’ve grown at a rapid pace. Are we conceptually over the hump and we should expect maybe a more limited investment there, and we’re shifting to more revenue-production investment from here?

Vince Delie

Yeah, we have always focused on revenue-production investment, so we’ve done it in tandem. Our whole clicks-to-bricks strategy is retooling the delivery channel, both the physical delivery channel, how we onboard customers. Our focus in our strategic plan is to get to the point where customers who are agnostic to how they do business with us can go either channel and feel very comfortable, and it’s very consistent. So creating digital content for the products and services and then over time developing our delivery of those products and services on the Web is part of our overall strategy. And we’ve done a lot of work there as a company, and we’re doing it in chunks so that we can get to the point where we have a virtual branch online, and the client will be able to do a lot of things, view videos on products, make choices, apply for products and services in an aggregate fashion very easily.

So we’ve been focused on all of that, and that’s been reflected in our capex budgets over the last few years, so I wouldn’t say that it ends. I think the digital offering, the mobile offering we have is tremendous. When you look at our mobile offering, for us to be able to offer CardGuard, for example, our clients can turn on and off their debit card, set geographic constraints within the mobile app, or do a PopMoney transaction within the mobile app, the app has Touch ID. All the features that exist there are comparable to what other much larger institutions offer and well beyond what many of the regional and small competitors offer. So we’ve made those investments, we’re now focusing on monetizing that investment and getting the word out and focusing on the digital investment we’ve made in mobile and online. We actually have an online banking upgrade coming in February which adds some additional features which are really cool. I’ve had a chance to see it, so I don’t think that ends. I think we have to invest in that channel. Obviously, we have to continue to rationalize the delivery, the physical delivery channel, but our goal is to make it so that they’re connected, so the advertising’s consistent, we have the digital kiosks in the branches, you can view the same video content online, and we’re making it a more consistent experience. Anyway, that’s the overall strategy.

Michael Young

Okay. Thank you.

Multiple Speakers

Thanks.

Operator

Thank you. And the next question comes from Collyn Gilbert with KBW.

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

Collyn Gilbert

Thanks. Good morning, guys.

Male Speaker

Good morning, Collyn.

Collyn Gilbert

Just quickly on your comments, Vince, on growth and loan growth. How do you sort of see this either near term or longer term, the growth rates trending differently in the Yadkin markets versus your legacy markets?

Vince Delie

Yeah, we didn’t model Yadkin differently, to be truthful, Collyn. We applied our own historical growth rates to those markets. That’s what exists in the model. My expectation is over time we would see an acceleration in growth in those markets. So our product set, the people that we’ve been able to secure, our ability to execute our business model in those higher growth markets should lead to more opportunities for us. And the sheer number of prospects that we’ve disclosed to you in our due diligence, that’s one of the reasons we were interested in those markets. While it is competitive, it’s competitive everywhere. We think that we will do better in markets that have a better growth trajectory that also have the number of opportunities that exist in our lower growth, slower growth markets.

So I would expect us to outperform what we did over time. I think it will accelerate, and we’re already starting to see — there have been a number of inquiries with our team down in North Carolina, which have been filtered back to us, where clients are looking for us to take a larger position or take a lead role in credit relationships that they’re in. So that’s exciting, and I would expect that to help us over time.

Collyn Gilbert

Okay. That’s very helpful. And then just one final housekeeping item. Just I want to make sure to confirm when you all are anticipating the timing of the merger charge and how that rolls in and then also just the rolling in of the cost saves, just to make sure we’ve got that right.

Vince Calabrese

Yeah, the timing of the “one-times” usually happens over a couple of quarters, so I would expect to see some this quarter and some next quarter, and then the cost savings, by third quarter, we should be at a clean run rate from a cost saving perspective, similar to —

Collyn Gilbert

Third quarter of ’18?

Vince Calabrese

Oh, third quarter of ’17 from a —

Collyn Gilbert

’17, you’ll have cost savings.

Vince Calabrese

Right.

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

Collyn Gilbert

Got it. Okay.

Vince Calabrese

A similar path with Metro.

Collyn Gilbert

Okay. Okay, that’s very helpful. Thank you.

Multiple Speakers

Thanks, Collyn.

Operator

Thank you. And, once again, please press star, then 1, if you would like to ask a question.

And the next question comes from Brian Martin with FIG Partners.

Brian Martin

Hey, guys.

Multiple Speakers

Hi, Brian.

Brian Martin

Most of my stuff was just asked here, but maybe just one clarification. You talked about that accretion income that’s factored into your guidance. The $1.5 million or $1.9 million that was in there this quarter, is that what you guys are treating as core? That was not accelerated in this quarter? I’m asking more for the future, but I just want to make sure I understand the current quarter, the accretion that’s in there.

Vince Calabrese

No, the $1.5 million to $1.9 million is what we call the accretable yield adjustments or benefits that come out of resolving loans that we’ve moved off at better than mark, so that’s the non-core piece. Yeah, that’s the extra piece, right.

Brian Martin

Okay. All right. Gotcha. And you did say — and then just two clarifications. Maybe I missed it. In any of the guidance, did you talk about the effective tax rate and what assumptions you guys are making regarding that?

Vince Calabrese

Yeah, we said 31 to 32 [percent] —

Brian Martin

Okay.

Vince Calabrese

— in my prepared remarks.

Brian Martin

Okay, so no drop there, and then just the —

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

Vince Delie

We’re hoping for 15 [percent], though.

Vince Calabrese

Yeah, 15 [percent] would be nice.

Brian Martin

Okay, that’s what I was getting at. And then just the — maybe I just missed it — on the average earning asset guidance, can you just restate what that was or just what your commentary was on that?

Vince Calabrese

We had said earning assets were going to increase about $8 billion year over year.

Brian Martin

Average earning assets were going to increase $8 [billion] total?

Male Speaker

Yeah.

Brian Martin

Okay. All right. And then just going back to your last comment on the loan growth, the thought is that if your outlook to guide is mid-single digits, given what you’re doing down in North Carolina and the better nature of those markets, the guidance could be perceived as being somewhat conservative if those markets are higher growth markets and you execute as you expect to execute. Fair to say?

Vince Delie

Yeah, remember, we have a bigger balance sheet, and Gary is fairly selective, so the multiple markets help us manage risk, so I would stick to the guidance, and hopefully we do better in those markets than we do in our legacy markets.

Male Speaker

Over time.

Brian Martin

Okay.

Vince Delie

Over time — over longer periods.

Brian Martin

Gotcha. Okay. And just the last two things for me is just can you give any numbers on the pipeline as far as where it stands today relative to last quarter, last year? And then just the last thing was on M&A. Given you’ve got enough on your plate here, how do we think about additional potential M&A, and is that still a thought, or are you in the mode to get Yadkin integrated, completed before you pursue additional opportunities, or just any comment on those two would be helpful.

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern

Vince Delie

Yeah, I’ll start with M&A. I’ve said on the last call, and I want to reiterate it, that our primary objective is to get Yadkin done and converted and moving forward. I think once that happens, we have a tremendous opportunity. I mentioned a number of large metropolitan areas where we’ll have a top ten deposit share. We’ve got just an incredible opportunity to drive market share gains in those markets without acquiring. So our focus is going to be on doing just that, so we’re going to focus on driving growth. It’s not really like it has been in the past. I think we have achieved the scale that we need to compete effectively. We’ve made significant investments in our infrastructure and in our product set, so we’re ready to go. We’re going to make it happen.

I think from a loan growth perspective, I mentioned the quarter was a very strong quarter from a production and funding perspective for acquired clients. There was a lot of noise in the acquired portfolio, but I think given all of that, given the amount that was processed in the fourth quarter, we still have a very healthy pipeline in the first quarter, and it’s in the $1.6 [billion] range, so, like I said, given what we moved off the pipeline and closed, that’s a pretty healthy place to be, and that does not include anything from Yadkin. They’re not part of us yet, so we’re very pleased with where we sit.

Brian Martin

Okay. All right. I appreciate all the color. Thanks, guys.

Male Speaker

Thank you.

Male Speaker

Thanks, Brian.

Operator

Thank you. And as there are no more questions at the present time, I would like to return the call to management for any closing comments.

CONCLUSION

Vince Delie

No, I’d just like to thank everybody. I’d like to thank our employees in particular, because this year has been a tremendous year for us. We’ve accomplished quite a bit, both strategically and in relation to converting acquisitions, and, once again, it was a great quarter, great year, and we’re looking forward to delivering again in ’17. So thank you very much.

Operator

Thank you. The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect. Have a nice day.

F.N.B. Corporation

January 19, 2017 at 10:30 a.m. Eastern